Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Genius Group Limited on Form S-8 of our report dated June 5, 2023, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, with respect to our audits of the consolidated statements of financial position and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows of Genius Group Limited as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 appearing in the Annual Report on Form 20-F of Genius Group Limited for the year ended December 31, 2022. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Melville, NY

March 1, 2024